EXHIBIT (23)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Committee

Wachovia Corporation

We consent to the incorporation by reference in the Registration Statement (No. 333-11613) on Form S-8 of Wachovia Corporation, of our report dated June 27, 2008, relating to the statements of net assets available for benefits of the Wachovia Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the statement of changes in net assets available for benefits for the year ended December 31, 2007, and the related supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007, which report appears in the December 31, 2007 Annual Report on Form 11-K of the Plan.

/s/ KPMG LLP

Charlotte, North Carolina
June 27, 2008